245 Summer Street	Fidelity® Investments
Boston, MA 02210

May 31, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity Series Corporate Bond Fund and Fidelity Series Large Cap Growth Index Fund (the funds)

Post-Effective Amendment No. 418

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 418 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Series Corporate Bond Fund and Fidelity Series Large Cap Growth Index Fund as new series of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of August 16, 2018. We request your comments by July 16, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renee Cummings
Renee Cummings
Legal Product Group